IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY

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 DAVID JAROSLAWICZ                      :      Civil Action No. 17663NC

                     Plaintiff,         :      CLASS ACTION COMPLAINT

           -against-                    :

 GLEASON CORPORATION, VESTAR CAPITAL    :
 PARTNERS, INC., JAMES S. GLEASON, DAVID
 J. BURNS, ROBERT L. SMIALEK, J. DAVID  :
 CARTWRIGHT, MARTIN L. ANDERSON, JOHN W.
 GUFFEY, JR., WILLIAM P. MONTAGUE,      :
 DONALD D. LENNOX, SILIAS L. NICHOLS and
 JULIAN W. ATWATER                      :

                     Defendant.         :
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           Plaintiff, individually and on behalf of all persons similarly situated, alleges upon personal knowledge as to himself and his own acts and as to all other matters upon information and belief, as follows:

                                THE PARTIES

           1. Plaintiff has been the owner of shares of common stock of defendant Gleason Corporation ("Gleason" or the "Company") and has owned such shares continuously since prior to the wrongs complained of herein.

           2. (a) Gleason is a corporation duly existing and organized under the laws of the State of Delaware with its principal executive offices located at 1000 University Avenue, P.O. Box 22970, Rochester, New York. The Company is a world-wide leader in the development, manufacture and sale of gear production machinery and related equipment for the automotive, aerospace, agriculture, construction and marine industries.

                (b) As of September 30, 1999, the Company had approximately 9,586,178 shares of common stock issued and outstanding. The Company's common stock trades actively on the New York Exchange under the symbol "GLE."

           3. Defendant Vestar Capital Partners, Inc. ("Vestar") is an investment banking firm specializing in management buy-outs and growth capital investments, with offices located in New York, New York.

           4. (a) Defendant James S. Gleason ("J. Gleason") is and was, at all times relevant hereto, Chairman of the Board of Directors, President and Chief Executive Officer of the Company and its wholly-owned subsidiary, The Gleason Works ("GWR"). J. Gleason owns or controls approximately 15% of the Company's outstanding shares of common stock.

                (b) Defendant David J. Burns is an Executive Vice President and a Director of the Company and owns or controls approximately 1% of the Company's outstanding shares of common stock.

                (c) Defendant Robert L. Smialek, J. David Cartwright, Martin L. Anderson, John W. Guffey, Jr., William P. Montague, Donald D. Lennox, Silias L. Nichols and Julian W. Atwater are and were, at all times relevant hereto, Directors of the Company.

                (d) The individual defendants referred to above are collectively referred to herein as the "Director Defendants."

           5. By reason of the Director Defendants' positions with the Company, they are in a fiduciary relationship with plaintiff and the other public shareholders of Gleason and thereby owe plaintiff and the other public shareholders of Gleason the highest duties of good faith, fidelity, fair dealing, due care, loyalty and full, candid and adequate disclosure.

           6. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common shareholders of the Company or their successors in interest, who are or will be threatened with the deprivation of their equity interest in the Company by reason of defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants and/or their predecessors or successors in interest.

           7.   This action is properly maintainable as a class action.

                (a) The members of the Class are so numerous that joinder of all members is impracticable. As of September 30, 1999, the Company had approximately 9,586,178 shares of common stock issued and outstanding.
 Upon information and belief, plaintiff believes that there are hundreds, if not thousands, of members of the Class widely dispersed throughout the United States.

                (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including, inter alia, the following: (i) whether defendants have breached, or aided and abetted the breach of fiduciary and other common law duties owed to plaintiff and the other members of the Class; (ii) whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of Gleason in violation of the law of the State of Delaware in order to enrich themselves at the expense and detriment of plaintiff and members of the Class; (iii) whether defendants engaged or will engage in conduct constituting unfair dealing to the detriment of plaintiff and members of the Class; (iv) whether the terms of the proposed merger are grossly unfair to the public shareholders of Gleason; and (v) whether plaintiff and the other members of the Class are entitled to injunctive relief or damages as a result of defendants' wrongful conduct complained of herein.

                (c) Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action litigation. Plaintiff has no interests antagonistic to, nor in conflict with, the Class that plaintiff seeks to represent;

                (d) Plaintiff's claims are typical of the claims of the members of the Class and plaintiff has the same interests as the other members of the Class;

                (e) Defendants have acted in a manner which similarly affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole;

                (f) A class action is superior to any other available methods for the fair and efficient adjudication of the claims asserted herein, because joinder of all members is impracticable. Furthermore, since the damages suffered by the individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the Class members to redress the wrongs done to them. The likelihood of individual Class members prosecuting separate claims is remote; and

                (g) Plaintiff anticipates no unusual difficulties in the management of this action as a class action.

                          SUBSTANTIVE ALLEGATIONS

           8. On December 9, 1999, the Company announced that it had entered into a definitive merger agreement providing for the purchase of all the outstanding common shares of Gleason by J. Gleason, Gleason senior management and Vestar (the "Acquiring Persons") for $23 per share in cash (the "proposed merger"). The proposed merger was unanimously approved by the Director Defendants based upon the unanimous recommendation of a Special Committee of Gleason's Board of Directors whose members included defendants Smialek, Guffey and Montague. The Company and a newly formed company controlled by Vestar will commence a joint tender offer to purchase all of the Company's outstanding shares of common stock for $23 per share in cash on December 15, 1999.

           9. The proposed merger represents an improper attempt to eliminate the public shareholders of Gleason to permit the Acquiring Persons to retain for themselves Gleason's valuable business and assets. Indeed, the price of the Company's common stock has recently declined substantially as a result of a temporary decline in U.S. demand for metalworking machinery. The Company, however, expects that sales and operating income will be higher in the fourth quarter of 1999 compared to each of the prior three quarters because machine shipments are frequently the highest in the fourth quarter as many customers request delivery prior to the fiscal year-end. Defendants are thereby attempting to take advantage of this temporary decline in Gleason's common share price to purchase the Company at a wholly unfair and inadequate price to the detriment of plaintiff and the members of the Class.

           10. The terms offered to plaintiff and the Class pursuant to the proposed merger are unconscionable, unfair and grossly inadequate because, among other things: (a) the proposed merger unfairly undervalues Gleason's business, operations and assets, particularly in light of the Company's future prospects for continued growth and profitability; (b) the $23 per share offer price is wholly unfair and offers an inadequate premium to Gleason's public shareholders over the then-market price of Gleason's common stock; and (c) the $23 offer price is not the result of arm's length negotiations or the result of a third-party bidding process, but an amount fixed arbitrarily by the Acquiring Persons to "cap" the market price of Gleason's common stock. The aforesaid proposal is in furtherance of a plan and scheme which, if its consummation is not enjoined, will result in forcing Gleason's public shareholders to exchange their investment in the Company for grossly unfair and inadequate consideration.

           11. It is clear that Gleason's management, and concomitantly the Acquiring Persons, believe the Company to be poised for further continued growth. The announcement of the proposed merger is timed to "cap" the market price for Gleason's stock so that the market price will not appreciate as a result of Gleason's favorable prospects, as hereinabove described. Following consummation of the proposed merger, only the Acquiring Persons will be in a position to take advantage of Gleason's future profitability and growth which was funded in large part by Gleason's resources.

           12. Because the Acquiring Persons and the Director Defendants are in possession of corporate information concerning Gleason's future business and financial prospects, the degree of knowledge and economic power between defendants and the Class is unequal, making it grossly and inherently unfair for defendants to obtain ownership of Gleason's assets from the public common shareholders at the unfair and inadequate price which defendants have unilaterally and arbitrarily set.

           13. By offering a grossly unfair and inadequate price for Gleason's common shares, and failing to provide full and adequate disclosure of all material facts concerning Gleason and the terms of the proposed merger, defendants are seeking to force Gleason's public shareholders to approve the proposed merger, and have violated their fiduciary duties to treat the public shareholders of Gleason with the highest degrees of good faith, fidelity, fair dealing, due care, loyalty and full, candid and adequate disclosure.

           14. By reason of the foregoing, defendants have breached and continue to breach their fiduciary duties to plaintiff and members of the Class and are engaging in improper overreaching and wrongful and coercive conduct in attempting to carry out the proposed merger. The terms of the proposed merger do not meet the test of entire fairness.

           15. By reason of the foregoing, the Director Defendants have violated their fiduciary duties to plaintiff and the Class.

           16. Plaintiff and the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme to cash out the public shareholders for the grossly unfair and inadequate price of $23 per share.

           17. Vestar knowingly aided and abetted the breaches of fiduciary duty complained of herein. The proposed merger could not be consummated without the knowing and voluntary participation of Vestar.

           18.  Plaintiff has no adequate remedy at law.

           WHEREFORE, plaintiff demands judgment as follows:

           A. declaring this action to be a proper class action and certifying plaintiff as Class representative and the undersigned counsel as Class counsel;

           B. enjoining, preliminarily and permanently, the proposed merger under the terms presently proposed and requiring defendants to make full and fair disclosure of all material facts to the Class;

           C. to the extent, if any, that the proposed merger is consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and/or granting, inter alia, rescisorry damages;

           D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

           E. awarding to plaintiff the costs and disbursements of this class action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

           F. granting plaintiff and the Class such other and further relief as may be just and proper in the circumstances.


                                      ROSENTHAL, MONHAIT GROSS
                                         & GODDESS, P.A.


                                      By______________________________
                                        Mellon Bank Center, Suite 1401
                                        P.O. Box 1070
                                        Wilmington, DE 19801
                                        (302) 656-4433

 OF COUNSEL:
 LOWEY DANNENBERG BEMPORAD
     & SELINGER, P.C.
 Richard Bemporad, Esq.
 Vincent Briganti, Esq.
 The Gateway, 11th Floor
 One North Lexington Avenue
 White Plains, NY 10601-1714
 (914) 997-0500